SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, September 30, 2021 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS ; BYMA:IRSA), leading real estate company in Argentina, informs that as of this date the Company's Board of Directors has approved the beginning of the corporate reorganization process in the terms of article 82 and sbqs. of the General Law of Companies No. 19,550, the Income Tax Law No. 20,628, amendments, and regulations, CNV’s Rules and the Listing Regulations of BYMA, by which IRSA, acting as the absorbing company, will merge by absorption with IRSA Propiedades Comerciales S.A. (“IRSA PC”), as the absorbed company. In this regard, the Board of Directors has approved: (i) the individual and special merger financial statements as of June 30, 2021; (ii) the consolidated and special merger financial statements as of June 30, 2021; (iii) the subscription of the Prior Merger Agreement between both companies and (iv) establish the effective date of reorganization on July 1, 2021.

The merger is subject to the approval of the shareholders' meeting of both companies, which will be held once both companies have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject because both companies’ shares are listed in markets that operate in said jurisdiction.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets